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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                Under the Securities and Exchange Act of 1934

                               (Amendment No 3)

                     BLACKROCK ADVANTAGE TERM TRUST, INC.

                                    (BAT)

                               (Name of Issuer)

                                 Common Stock

                        (Title of Class of Securities)

                                  09247A101

                                (CUSIP Number)

                         George W. Karpus, President

                        Karpus Management, Inc. d/b/a

                         Karpus Investment Management

                         14 Tobey Village Office Park

                          Pittsford, New York 14534
                                (716) 586-4680

                (Name, Address, and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                April 7, 1998

           (Date of Event which Requires Filing of this Statement)

 If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [x]

                             (Page 1 of 5 pages)

                            There are no exhibits.




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CUSIP No. 09247A101                 SCHEDULE 13D               Page 2 of 5 Pages

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Karpus Management, Inc. d/b/a Karpus Investment Management
     I.D. # 16-1290558
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2    Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /X/
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3    SEC Use Only

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4    Source of Funds*

     AF
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5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

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6    Citizenship or Place of Organization

     New York
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                         7    Sole Voting Power
                              590,700 Shares
                         -------------------------------------------------------
Number of Shares
                         8    Shared Voting Power
 Beneficially
                         -------------------------------------------------------
 Owned by Each
                         9    Sole Dispositive Power
Reporting Person              590,700 Shares
                         -------------------------------------------------------
     With
                         10   Shared Dispositive Power

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11   Aggregate Amount Beneficially Owned by Each Reporting Person
     590,700 Shares
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12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*                                     / /

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13   Percent of Class Represented by Amount in Row (11)
     6.21%

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14   Type of Reporting Person*
     IA
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                   *  SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                                    2 of 7

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ITEM 1   Security and Issuer
         -------------------
         Common Stock
         Blackrock Advantage Term Trust, Inc.
         Blackrock Financial Management  L. P.
         345 Park Ave.
         31 St. floor
         New York,  New York  10154

ITEM 2   Identity and Background
         -----------------------
         a) Karpus Management, Inc. d/b/a Karpus Investment Management
            ("KIM")
            George W. Karpus, President, Director and Controlling Stockholder JoAnn VanDegriff, Vice President and Director
            Sophie Karpus, Director
         b) 14 Tobey Village Office park
            Pittsford, New York   14534
         c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trust and others, specializing in conservative asset management (i.e. fixed income investments).
         d) None of George W. Karpus, JoAnn VanDegriff, or Sophie
            Karpus ("the Principals") or KIM has been convicted in the past five years of any criminal proceeding (excluding traffic violations).
         e) During the last five years non of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         f) Each of the Principals is a  United States citizen.
            KIM is a New York corporation.

ITEM 3   Source and Amount of Funds or Other Considerations
         --------------------------------------------------
         KIM, an independent investment advisor, has accumulated shares of BAT on behalf of accounts that are managed by KIM ("the Accounts") under limited powers of attorney. All funds that have been utilized in making such purchases are from such Accounts.

ITEM 4   Purpose of Transaction
         ----------------------
         KIM has purchased Shares for investment purposes. Being primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of BAT fit the investment guidelines for various Accounts. Shares have been acquired since February 8, 1995.

ITEM 5   Interest in Securities of the Issuer
         ------------------------------------
         a) As of the date of this Report, KIM owns  590,700 shares, which

            represents 6.21% of the outstanding Shares.   George W. Karpus,

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            (President of KIM) presently owns 3,000 shares purchased on February
            27, 1997 at a price of $8.625 per share. Karpus Investment
            Management Profit Sharing Plan owns 1,000 shares purchased on
            June 9, 1995 at a price of $8.625 per share. None of the other Principals presently owns shares.

         b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

         c) The first open market purchase occurred on February 8, 1995 as previously reported. Open market purchases since May 30, 1997 for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases, during such period unless indicated.

                              Price                                   Price
     Date        Shares     Per Share         Date        Shares    Per Share
     5/30/97     -1,100       8.625         12/31/97       3,000      9.375
      6/2/97       -100       8.625           1/2/98         300      9.375
      6/3/97     -5,800       8.625           1/8/98       1,500      9.375
      6/9/97     -3,000       8.625           1/9/98      -1,000      9.375
     6/19/97     -2,000       8.875          1/12/98       4,800      9.375
     6/25/97     -5,000       8.875          1/13/98       7,300      9.375
     7/14/97     -1,000      8.9375          1/14/98      10,900     9.4375
     7/21/97     -1,950      8.9375          1/15/98      16,100        9.5
      8/5/97      4,100      8.9375          1/16/98       5,400        9.5
      8/8/97      5,900      8.9375          1/20/98       2,300        9.5
     8/11/97      4,100       8.875          1/21/98       3,200        9.5
     8/12/97        200       8.875          1/22/98       1,000        9.5
     8/13/97        100       8.875          2/13/98       1,200     9.4375
     8/14/97        300       8.875          2/13/98       9,000        9.5
     8/15/97      5,300       8.875          2/17/98         600     9.4375
     8/22/97        500       8.875          2/18/98       4,200     9.4375
     8/25/97      1,100       8.875          2/18/98      10,000        9.5
     9/11/97        400       8.875          2/24/98         100        9.5
    10/07/97    -10,000      9.4375          2/25/98      -1,300     9.5625
    10/16/97      2,000       9.125           3/3/98       3,200        9.5
    10/20/97       -500      9.0625           3/5/98       3,600     9.4375
     12/4/97      2,000       9.375           3/6/98         300      9.375
    12/11/97        200      9.4375          3/12/98         800      9.375
    12/12/97      4,200      9.3125          3/13/98       3,100      9.375
    12/15/97      6,800      9.3125          3/16/98         500      9.375
    12/16/97      6,800      9.3125          3/17/98       7,900      9.375
    12/19/97      6,100      9.3125          3/19/98         300      9.375
    12/23/97      5,500       9.375          3/23/98         500      9.375
    12/30/97        200         9.5          3/24/98      19,500      9.375
                                             3/30/98      -3,800      9.625
                                             3/31/98      -1,900        9.5
                                             3/31/98      -4,300      9.625


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         The Accounts have the right to receive all dividends from, any proceeds from the sale of the Shares. KIM reserves the right to further accumulate or sell shares. None of the Accounts has an interest in shares constituting more than 5% of the Shares outstanding.

ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.
         -----------------------------------------------------------------------
         Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of BAT securities.

ITEM 7   Materials to be Filed as Exhibits
         ---------------------------------
         Not applicable.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                                  Karpus Management, Inc.

April 7, 1998                                     By: /s/ George W. Karpus Pres
------------------                                    -------------------------
      Date                                                    Signature

                                                     George W. Karpus, President
                                                     ---------------------------
                                                             Name / Title